Managed High Yield Plus Fund Inc.

An initial report under Section 16(a) of the Securities Exchange
Act of 1934 was not timely filed for Mr. Penicook. This delayed report did not involve any transactions in the Funds common stock but rather related to his election as an officer. One report relating to a sale of the Funds common stock was not timely filed for Ms. Alexander; the report was filed within one week of the date by which it should have been filed.

Investment Policy Changes

The Funds board approved modifications to the Funds investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment to invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in the type of investment suggested by its name. The investment policy changes became effective on April 8, 2002. These changes are not expected to affect materially portfolio management.

The new 80% policy has been adopted as a non fundamental investment policy. This means that this investment policy may be changed by the Funds board without shareholder approval. However, the Fund has also adopted a policy to provide its shareholders with at least 60 days prior written notice of any change to its 80% investment policy. Many of the Funds other investment policies also are non fundamental policies and may be changed by its board without shareholder approval. The Fund will interpret these new policies as if the following phrase appeared immediately after the words net assets:
(plus the amount of any borrowing for investment purposes). If subsequent to an investment, the Funds 80% policy is no longer met (e.g., bonds are called or mature resulting in a large influx of cash), then under normal circumstances, the Funds future investments would be made in a manner that would bring the Funds investments back in line with the 80% threshold.

In order to place these changes in context, reproduced below are prior policies that were impacted by this change as well as new policies which replace the prior policies:

Prior Policies Impacted by Change:

Under normal market conditions, the Fund will invest at
least 65%
of its total assets in: (i) income producing debt
securities that
are rated below investment grade (lower than a Baa rating
by
Moodys, lower than a BBB rating by S&P or comparably rated
by
another Rating Agency) or that are unrated and that [the
Funds sub
advisor]  has determined to be of comparable quality; and
(ii) equity securities (including common stocks and rights
and
warrants for equity securities) that are attached to, or
are part
of a unit including, such debt securities.
.. . . .

In certain market conditions, [the Funds sub advisor] may determine that securities rated investment grade (i.e., at least
Baa by Moodys or BBB by S&P or comparably rated by another
Rating Agency) offer significant opportunities for high income and capital appreciation with only a relatively small reduction in yield. In such conditions, the Fund may invest less than 65% of its total assets in lower rated, income producing debt and related equity securities.


The Fund also may invest up to 35% of its total assets in investment grade debt securities of private and government issuers, equity securities of lower rated or comparable issuers (issuers whose debt securities are lower rated or who [the Funds sub advisor] determines to be of comparable quality), money market instruments and municipal obligations.


Because the Fund must include the return on zero coupon, [original issue discount] and [payment in kind] securities as taxable income, the Fund considers these securities to be income producing for purposes of computing whether at least 65% of the Funds total assets are invested in lower rated, income producing debt and related equity securities.


When unusual market or economic conditions occur, the Fund may, for temporary defensive purposes, invest up to 100% of its total assets, or for liquidity purposes, invest up to 35% of its total assets, in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, bankers acceptances or other bank obligations, commercial paper or other income strategies deemed by [the Funds sub advisor] to be consistent with a defensive posture, or it may hold cash.
These
strategies may include an increase in the portion of the Funds assets invested in higher quality debt securities, which generally have lower yields than do lower rated securities.


Revised Policies:


Under normal circumstances, the Fund invests at least 80% of its net assets in high yield debt securities that are rated below investment grade or considered to be of comparable quality. These investments include income producing debt securities that are rated below investment grade (i.e., lower than a Baa rating by Moodys, lower than a BBB rating by S&P or comparably rated by another Rating
Agency)
or that are unrated and that [the Funds subadvisor] has determined to be of comparable quality; equity securities (including common stocks and rights and warrants for equity securities) that are attached to, or are part of a unit including, such debt securities are considered to be part of such high yield debt securities.


In certain market conditions, [the Funds sub advisor] may determine that securities rated investment grade (i.e., at least Baa by Moodys or BBB by S&P or comparably rated by another
Rating
Agency) offer significant opportunities for high income and capital appreciation with only a relatively small reduction in yield. In such conditions, the Fund will still invest at least 80% of its net assets as noted above.


The Fund also may invest up to 20% of its net assets in investment grade debt securities of private and government issuers, equity securities of lower rated or comparable issuers (issuers whose debt securities are lower rated or who [the Funds sub advisor]

determines to be of comparable quality), money market instruments and municipal obligations.


Because the Fund must include the return on zero coupon, [original issue discount] and [payment in kind] securities as taxable income, the Fund considers these securities to be income producing for purposes of computing whether at least 80% of the
Funds net assets are invested in high yield debt securities that are rated below investment grade.


When unusual market or economic conditions occur, the Fund may, for temporary defensive purposes, invest up to 100% of its total assets, or for liquidity purposes, invest up to 20% of its net assets, in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, bankers acceptances or other bank obligations, commercial paper or other income strategies deemed by [the Funds sub advisor] to be consistent with a defensive posture, or it may hold cash.
These
strategies may include an increase in the portion of the Funds assets invested in higher quality debt securities, which generally have lower yields than do lower rated securities.